UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

MINDBODY, Inc.

(Name of Issuer)

Class A Common Stock, $0.000004 par value per share

(Title of Class of Securities)

60255W105

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60255W105

1.	Names of Reporting Persons. Richard Lee Stollmeyer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,723,504(1)(2)
	6.	Shared Voting Power 699,175(2)(3)
	7.	Sole Dispositive Power 1,948,804(2)(4)
	8.	Shared Dispositive Power 25,000(2)(5)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,422,679(2)(6)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 18.8% (2)(7)
12.	Type of Reporting Person (See Instructions) IN

(1)	Consists of (i) 1,173,990 shares of Class B Common Stock held of record by Mr. Stollmeyer; (ii) 17,254 shares of Class A Common Stock held of record by Mr. Stollmeyer; (iii) 1,250 shares of Class B Common stock held by Mr. Stollmeyer as custodian for the benefit of his minor child; (iv) 774,700 shares of Class B Common Stock held of record by Lori Stollmeyer Ryan; and (v) options to purchase 756,310 shares of Class B Common Stock which are exercisable within 60 days of December 31, 2015. Lori Stollmeyer Ryan has granted Mr. Stollmeyer a proxy to vote shares held of record by her pursuant to a voting agreement, which will terminate upon the earlier of (i) the ten year anniversary of the completion of the Issuer’s initial public offering, (ii) a change of control of the Issuer, and (iii) the agreement of the parties (the “Voting Agreement”).
(2)	Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock at the option of the holder and has no expiration date. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights.
(3)	Consists of (i) 23,750 shares of Class B Common Stock held of record by Mr. Stollmeyer’s spouse; (ii) 1,250 shares of Class B Common Stock held of record by Mr. Stollmeyer’s spouse as custodian for the benefit of her minor child; (iii) 155,650 shares of Class A Common Stock held pursuant to the Stockholder Proxy (defined below); and (iv) 518,525 shares of Class B Common Stock held pursuant to the Stockholder Proxy. Mr. Stollmeyer and Robert John Murphy hold an irrevocable proxy (the “Stockholder Proxy”) to vote an aggregate of 155,650 shares of Class A Common Stock and 617,275 shares of Class B Common Stock held of record by certain of the Issuer’s stockholders.
(4)	Consists of (i) 1,173,990 shares of Class B Common Stock held of record by Mr. Stollmeyer; (ii) 17,254 shares of Class A Common Stock held of record by Mr. Stollmeyer; (iii) 1,250 shares of Class B Common Stock held by Mr. Stollmeyer as custodian for the benefit of his minor child; and (iv) options to purchase 756,310 shares of Class B Common Stock which are exercisable within 60 days of December 31, 2015.
(5)	Consists of (i) 23,750 shares of Class B Common Stock held of record by Mr. Stollmeyer’s spouse and (ii) 1,250 shares of Class B Common Stock held of record by Mr. Stollmeyer’s spouse as custodian for the benefit of her minor child.
(6)	Consists of (i) 1,173,990 shares of Class B Common Stock held of record by Mr. Stollmeyer; (ii) 17,254 shares of Class A Common Stock held of record by Mr. Stollmeyer; (iii) 23,750 shares of Class B Common Stock held of record by Mr. Stollmeyer’s spouse; (iv) 1,250 shares of Class B Common stock held by Mr. Stollmeyer as custodian for the benefit of his minor child; (v) 1,250 shares of Class B Common Stock held of record by Mr. Stollmeyer’s spouse as custodian for the benefit of her minor child; (vi) 774,700 shares of Class B Common Stock held of record by Lori Stollmeyer Ryan; (vii) 155,650 shares of Class A Common Stock held pursuant to the Stockholder Proxy; (viii) 518,525 shares of Class B Common Stock held pursuant to the Stockholder Proxy; and (ix) options to purchase 756,310 shares of Class B Common Stock which are exercisable within 60 days of December 31, 2015.
(7)	Assumes conversion of all of the Reporting Person’s Class B Common Stock into Class A Common Stock. Based on 14,931,016 shares of Class A Common Stock outstanding as of December 31, 2015, as reported by the Issuer to the Reporting Person.

Page 2 of 5 pages

CUSIP No. 60255W105

Item 1.

(a) Name of Issuer: MINDBODY, Inc.

(b) Address of Issuer’s Principal Executive Offices: 4051 Broad Street, Suite 220, San Luis Obispo, California 93401

Item 2.

(a) Name of Person Filing: Richard Lee Stollmeyer

(b) Address of Principal Business Office or, if none, Residence: The address for the principal business office of Richard Lee Stollmeyer is: 4051 Broad Street, Suite 220, San Luis Obispo, California 93401.

(c) Citizenship: United States

(d) Title of Class of Securities: Class A Common Stock, $0.000004 par value per share

(e) CUSIP Number: 60255W105

Item 3.	If this statement is filed pursuant to SS.240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

This statement is not filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c).

Item 4.	Ownership.

(a) Amount beneficially owned: 3,422,679(2)(6)

(b) Percent of class: 18.8%(2)(7)

(c) Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote 2,723,504(1)(2)

(ii)	Shared power to vote or to direct the vote 699,175(2)(3)

(iii)	Sole power to dispose or to direct the disposition of 1,948,804(2)(4)

(iv)	Shared power to dispose or to direct the disposition of 25,000(2)(5)

(1)	Consists of (i) 1,173,990 shares of Class B Common Stock held of record by Mr. Stollmeyer; (ii) 17,254 shares of Class A Common Stock held of record by Mr. Stollmeyer; (iii) 1,250 shares of Class B Common stock held by Mr. Stollmeyer as custodian for the benefit of his minor child; (iv) 774,700 shares of Class B Common Stock held of record by Lori Stollmeyer Ryan; and (v) options to purchase 756,310 shares of Class B Common Stock which are exercisable within 60 days of December 31, 2015. Lori Stollmeyer Ryan has granted Mr. Stollmeyer a proxy to vote shares held of record by her pursuant to the Voting Agreement.
(2)	Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock at the option of the holder and has no expiration date. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights.
(3)	Consists of (i) 23,750 shares of Class B Common Stock held of record by Mr. Stollmeyer’s spouse; (ii) 1,250 shares of Class B Common Stock held of record by Mr. Stollmeyer’s spouse as custodian for the benefit of her minor child; (iii) 155,650 shares of Class A Common Stock held pursuant to the Stockholder Proxy; and (iv) 518,525 shares of Class B Common Stock held pursuant to the Stockholder Proxy.
(4)	Consists of (i) 1,173,990 shares of Class B Common Stock held of record by Mr. Stollmeyer; (ii) 17,254 shares of Class A Common Stock held of record by Mr. Stollmeyer; (iii) 1,250 shares of Class B Common Stock held by Mr. Stollmeyer as custodian for the benefit of his minor child; and (iv) options to purchase 756,310 shares of Class B Common Stock which are exercisable within 60 days of December 31, 2015.
(5)	Consists of (i) 23,750 shares of Class B Common Stock held of record by Mr. Stollmeyer’s spouse and (ii) 1,250 shares of Class B Common Stock held of record by Mr. Stollmeyer’s spouse as custodian for the benefit of her minor child.
(6)	Consists of (i) 1,173,990 shares of Class B Common Stock held of record by Mr. Stollmeyer; (ii) 17,254 shares of Class A Common Stock held of record by Mr. Stollmeyer; (iii) 23,750 shares of Class B Common Stock held of record by Mr. Stollmeyer’s spouse; (iv) 1,250 shares of Class B Common stock held by Mr. Stollmeyer as custodian for the benefit of his minor child; (v) 1,250 shares of Class B Common Stock held of record by Mr. Stollmeyer’s spouse as custodian for the benefit of her minor child; (vi) 774,700 shares of Class B Common Stock held of record by Lori Stollmeyer Ryan; (vii) 155,650 shares of Class A Common Stock held pursuant to the Stockholder Proxy; (viii) 518,525 shares of Class B Common Stock held pursuant to the Stockholder Proxy; and (ix) options to purchase 756,310 shares of Class B Common Stock which are exercisable within 60 days of December 31, 2015.
(7)	Assumes conversion of all of the Reporting Person’s Class B Common Stock into Class A Common Stock. Based on 14,931,016 shares of Class A Common Stock outstanding as of December 31, 2015, as reported by the Issuer to the Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

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Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2016	By:	/s/ Richard Lee Stollmeyer
	Print Name:	Richard Lee Stollmeyer

Page 5 of 5 pages